Открытое акционерное общество
«ДНЕПРОЭНЕРГО»
Украина, 69096, г. Запорожье,
ул. Плотинная, 2.
тел. (0612)58-23-23
факс 58-23-55, 58-23-12
р/с 26008301155031, МФО 313355
в ЗЦО ПИБ г. Запорожье
ОКПО 00130872
Свидетельство № 11045719
Индивидуальный налоговый
номер 001308708243

ДНІПРОЕНЕРГО

E-mail: kanc@gc.dnepr.energy.gov.ua

Відкрите акціонерне товариство
«ДНІПРОЕНЕРГО»
Україна, 69096, м. Запоріжжя,
вул. Гребельна, 2.
тел. (0612)58-23-23
факс 58-23-55, 58-23-12
р/р 26008301155031, МФО 313355
в ЗЦВ ПІБ м. Запоріжжя
ЄДРПОУ 00130872
Свідоцтво № 11045719
Індивідуальний податковий
номер 001308708243

27.01.04 № 34/367

На № ________ від «___» __________ 200 р.

82-4844

SUPPL

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Stop 3-2
450 Fifth Street, N. W.
Washington, DC 20549

23/01/2004

04024306

We send you information on the beginning of the JSC "Dneproenergo" readjustment procedure. This information is published in the "Bulletin of Ukrainian Securities".

PROCESSED
APR 15 2004
THOMSON FINANCIAL

04 APR 14 AM 7:21

Best regards,

Readjustment Manager O. I. Gorbova

4/14

ІНФОРМАЦІЯ ПРО ПРОДАЖ ЕМІТЕНТОМ РАНІШЕ ВИКУПЛЕНИХ ВЛАСНИХ АКЦІЙ
ВАТ «ПОЛТАВСЬКИЙ ГІРНИЧО-ЗБАГАЧУВАЛЬНИЙ КОМБІНАТ»

Дата продажу (переходу прав власності)	Кількість акцій, що продано (штук)	Частка у статутному капіталі (%)	Дата реєстрації випуску акцій	Номер свідоцтва про реєстрацію випуску акцій	Найменування органу, що зареєстрував випуск акцій	Опис
05/12/2003	2290775	3,48	20/01/2003 р.	24/1/03	Державна комісія з цінних паперів та фондового ринку	Продаж здійснено згідно з договором купівлі-продажу цінних паперів № К-132/01/727/57 від 14/04/2003 р.

ІНФОРМАЦІЯ ПРО ЗМІНИ В ПЕРСОНАЛЬНОМУ СКЛАДІ СЛУЖБОВИХ ОСІБ ЕМІТЕНТА
ВАТ «МЕГАНОМ»,
код ЄДРПОУ 01549366, 01001, м.Київ, вул.Хрещатик, 19А

Посада	Прізвище, ім'я, по батькові	Володіє часткою в статутному капіталі емітента (%)	Зміни (призначено/звільнено)	Дата прийняття рішення
Голова правління	Голованов Олексій Валерійович	0	Призначено	18.11.2003
Голова правління	Євтушенко Мирослава Сергіївна	0	Звільнено	18.11.2003

Примітки: Зміни відбулися на підставі рішення Спостережної ради, протокол № 11-2003 від 18.11.2003 р. Посадові особи непогашених судимостей за корисливі та посадові злочини не мають.

ІНФОРМАЦІЯ ПРО ЗМІНИ В ПЕРСОНАЛЬНОМУ СКЛАДІ СЛУЖБОВИХ ОСІБ ЕМІТЕНТА
ВАТ «САКСКОЕ МП МТО», код ЄДРПОУ 00905385

Посада	Прізвище, ім'я, по батькові	Володіє часткою в статутному капіталі емітента (%)	Зміни (призначено/звільнено)	Дата прийняття рішення
В.о. Голови Правління	Кутузов Анатолій Іванович	0,008	Звільнено	05.12.2003
Голова Правління	Андреасян Гагік Галустович	0	Призначено	05.12.2003

Примітки: Зміни в персональному складі посадових осіб відбулись відповідно до рішення Загальних зборів акціонерів від 05.12.2003 р.
Призначені та звільнені посадові особи емітента непогашених судимостей за корисливі та посадові злочини не мають.

Інформація про порушення справи про банкрутство емітента
ВАТ «ДНІПРОЕНЕРГО»

Дата внесення ухвали про порушення справи про банкрутство	Дата проведення підготовчого засідання суду	Уповноважений орган, який призначено здійснювати нагляд за проходженням процедури банкрутства				Арбітражний керуючий		
		Найменування	Адреса	Міжміський код та телефон		Прізвище, ім'я, по батькові	Міжміський код та телефон	
12/12/2001	08/01/2002	Агентство з питань банкрутства	м.Київ, вул.П.Любченка, 15	д/н	д/н	д/н	д/н	д/н
Результати перегляду справи:	Ухвала господарського суду про порушення провадження у справі про банкрутство отримана 14.12.2001 р.							

ІНФОРМАЦІЯ ПРО ПОЧАТОК ДІЙ ЩОДО САНАЦІЇ
«ВАТ «ДНІПРОЕНЕРГО»

Дата прийняття рішення про санацію	Термін проведення санації	Уповноважений орган, який призначено здійснювати нагляд за проходженням процесу санації				Керуючий санацією		
		Найменування	Адреса	Міжміський код та телефон		Прізвище, ім'я, по батькові	Міжміський код та телефон	
28/11/2003	д/н	д/н	д/н	д/н	д/н	Горбова Ольга Іванівна	д/н	д/н

Заходи щодо відновлення платоспроможності: д/н

Дані про термін проведення санації, уповноважений орган, який призначено здійснювати нагляд за проходженням процесу санації, та телефон керуючого санацією не наведено тому, що ці дані відсутні.
Ухвала Господарського суду Запорізької області визначає введення процедури санації, призначення керуючого санацією, зобов'язання керуючому санацією щодо подання плану санації комітету кредиторів для схвалення протягом 3-х місяців з дня винесення ухвали та надання комітетом кредиторів плану санації суду.

ІНФОРМАЦІЯ ПРО ЗМІНИ В ПЕРСОНАЛЬНОМУ СКЛАДІ СЛУЖБОВИХ ОСІБ ЕМІТЕНТА
ЗАТ «ЗАПСИСТЕМАВТОМАТИКА»

Посада	Прізвище, ім'я, по батькові	Володіє часткою в статутному капіталі емітента (%)	Зміни (призначено/звільнено)	Дата прийняття рішення
Голова спостережної ради	Кізіма Віталій Карпович	1,2	Звільнено	25.11.2003
Голова спостережної ради	Свеженцев Андрій Анатолійович	11,91	Призначено	25.11.2003
Заст. Голови спостережної ради	Цимбал Олексій Анатолійович	35,13	Призначено	25.11.2003
Член спостережної ради	Гуревич Геннадій Львович	13,24	Призначено	25.11.2003
Член дирекції	Кізіма Віталій Карпович	1,2	Призначено	25.11.2003
Голова ревізійної комісії	Мар'єнко Наталія Василівна	–	Звільнено	25.11.2003
Голова ревізійної комісії	Нестеренко Микола Олександрович	0,06	Призначено	25.11.2003

Примітки: Посадові особи судимостей за корисливі та посадові злочини не мають. Рішення прийняті загальними зборами акціонерів.

ІНФОРМАЦІЯ ПРО ПРИЙНЯТТЯ РІШЕННЯ ПРО ВИКУП ВЛАСНИХ АКЦІЙ
ЗАТ «КУП'ЯНСЬКИЙ МОЛОЧНОКОНСЕРВНИЙ КОМБІНАТ»

Дата прийняття рішення	Мета викупу акцій	Кількість акцій, що викупо-вуються (штук)	Дата реєстрації емісії акцій, що викуповуються	Номер свідоцтва про реєстрацію емісії акцій, що викуповуються	Найменування органу, що зареєстрував емісію акцій, що викуповуються	Частка у статутному капіталі (%)
04.12.2003 р.	Перепродаж	100,000	23/07/2003 р.	354/1/03	Державна комісія з цінних паперів та фондового ринку	0,26

Примітка. Згідно Протоколу № 165 від 4 грудня 2003 року Засідання Дирекції ЗАТ «Куп'янський молочноконсервний комбінат» Дирекція Товариства згідно п.7.3.3 Статуту ЗАТ «Куп'янський молочноконсервний комбінат» прийняла рішення про викуп власних акцій.

Bulletin of Ukrainian Securities No. 289 – 290 on 10 December 2003.

Information on bringing a lawsuit of the bankruptcy of the issuer

JSC "Dniproenergo"

Date of the decision about bringing a lawsuit of a bankruptcy	Date of the preparatory session of the court	Authorized body, providing control of the bankruptcy procedure			Arbitration supervisor	
		Name	Address	Interreg. code, telephone number	Family name, first name and second name	Interreg. code, telephone number
12/ 12/ 2001	01/ 08/ 2002	Agency of a bankruptcy	Kyiv, 15 Lyubchenka str.	N/A	N/A	N/A
Retrial results:		The decision of the Economic court on instituting proceeding on the bankruptcy received 12/14/2001				

Information on the beginning of readjustment of JSC "Dniproenergo"

Date of delivery of judgment on the readjustment	The readjustment terms	Authorized body, providing control of the readjustment procedure			Readjustment manager	
		Name	Address	Interreg. code, telephone number	Family name, first name and second name	Interreg. code, telephone number
11/ 28/ 2003	N/A	N/A	N/A	N/A	Gorbova Olga Ivanivna	N/A

Actions on renewal ofsolvency: N/A

Data on readjustment terms, authorized body, appointed to supervise the readjustment procedure and the readjustment manager telephone number are not indicated for lack of them.

The decision of the Economic court of Zaporizhzhia region determines the beginning of the readjustment procedure, appointment of the readjustment manager, the readjustment manager duties as to assignment of readjustment plan to the Creditors Committee for approval for a period of 3 months since the day of the decision and assignment of the readjustment plan to the court by the Creditors Committee.